FILED VIA SEDAR

July 22, 2019

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs/Mesdames:

RE: SilverCrest Metals Inc. (the “Company”)
Project # 02917144

The enclosed technical report titled “Technical Report and Preliminary Economic Assessment for the Las Chispas Property, Sonora, Mexico”, effective May 15, 2019, as amended July 19, 2019 (the “Las Chispas Report”) is being filed with the above securities commissions to revise or supplement disclosures contained in the report filed on July 5, 2019. These revisions include the following:

•	References in Section 3 to experts other than those providing legal, political, tax and environmental information have been removed;

•	References to Fier (2018) have been deleted, Section 12.4 has been deleted and section 14.2 has been amended;

•	Section 14.5.4 has been revised to update the Inferred Mineral Resource definition in accordance with the 2014 CIM standards;

•	Table 16-4 is revised to clarify that the mineral resources are current;

•	Section 22.4.2 is revised to clarify that the preliminary economic assessment is not subject to a royalty to one of the concession holders;

•	Cautionary statements required pursuant to sections 2.33) and 3.4 of NI 43-101 added to Section 24.1.1; and

•	Sections 1.13 and 24.1.2 amended to break out tonnage and contained Au, Ag, and AgEq ounces.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com

Yours truly,
SILVERCREST METALS INC.

“Anne Yong”

Anne Yong
Chief Financial Officer

Encl.

570 Granville Street, Suite 501 Vancouver, BC Canada V6C 3P1
Tel: 604-694-1730 Fax: 604-357-1313 www.silvercrestmetals.com